June 4, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray

Re:	Request for Acceleration Inpixon - Registration Statement on Form S-3 (SEC File No. 333-223960)

Ms. Wray:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Inpixon (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-3 (SEC File No. 333-223960), as amended by Amendment No. 1(“Registration Statement”) be accelerated and that such Registration Statement become effective at 5:00 P.M., Washington, D.C. time, on June 5, 2018, or as soon thereafter as practicable. The Company requests that it be notified of such effectiveness by a telephone call to Melanie Figueroa at (917) 546-7707, or in her absence, Siyuan An at (310) 312-3279.

Sincerely, INPIXON

By:	/s/ Nadir Ali
Nadir Ali, Chief Executive Officer